Exhibit 99.1

Company announcement — No. 40 /2017

Interim report for the first half of 2017

Copenhagen, August 24, 2017 — Zealand Pharma A/S (“Zealand”) (company reg. no. 20 04 50 78) announces financial results in line with guidance and continued positive progress for its product portfolio and business for the first half of 2017.

Financial results for the first half of 2017

•                  Revenue of DKK 88.4 million/USD 13.6 million(1) (DKK 14.7 million/USD 2.2 million(2) in first half of 2016).

•                  Net operating expenses(3) of DKK 174.8 million/USD 23.3 million(1) (DKK 165.4 million/USD 20.9 million(2) in first half of 2016).

•                  Net result of DKK -120.0 million/USD -18.4 million(1) (DKK -175.7 million/USD -26.2 million(2) in first half of 2016).

•                  The cash position amounted to DKK 308.3 million/USD 47.3 million(1) at June 30, 2017 (December 31, 2016: DKK 642.1 million/USD 91.0 million(4), including restricted cash).

Business highlights for Q2 2017

•                  Glepaglutide met the primary endpoint in a Phase 2 clinical trial in short bowel syndrome patients.

•                  Positive results reported from two Phase 2a trials with dasiglucagon, supporting use in a dual-chamber hormone pump system.

•                  Orphan designation for dasiglucagon obtained in the EU for the treatment of congenital hyperinsulinism (CHI).

•                  Helsinn returned elsiglutide and all rights to develop products within cancer-supportive care.

Business highlights for the period thereafter

•                  First patients dosed in a Phase 3 trial evaluating dasiglucagon for the treatment of severe hypoglycemia in diabetes.

•                  Orphan designation for dasiglucagon obtained in the U.S. for the treatment of congenital hyperinsulinism (CHI).

•                  First patients dosed in a Phase 1 trial in the amylin analog program partnered with Boehringer Ingelheim.

•                  First patients dosed in a Phase 1 trial in the GLP-1/glucagon dual agonist program partnered with Boehringer Ingelheim.

•                  Soliqua® 100/33 reached 62% commercial access at July 1, 2017.

•                  Capital increase of DKK 566 million/USD 90 million (gross proceeds) through a Nasdaq Global Select Market listing in the U.S.

Britt Meelby Jensen, President and CEO of Zealand, comments on the first half of 2017:

“It has been an important and eventful second quarter of 2017 for Zealand, with significant progress in our clinical programs. We reported strong Phase 2 results with our long-acting GLP-2 analog for short bowel syndrome, glepaglutide, as well as positive results from two Phase 2a trials for dasiglucagon, supporting its potential use in a dual-chamber pump and for the treatment of type 1 diabetes. In early July, we initiated Phase 3 with dasiglucagon as a rescue treatment for insulin shock. These are all products that are fully owned by Zealand and, based on the strong results, support continued development. We also raised DKK 566 million, or USD 90 million, in gross proceeds through a listing on Nasdaq in the U.S.”

Financial guidance for 2017 unchanged

Zealand maintains its financial guidance for 2017 as announced in the financial release for the full year 2016 (issued on March 15, 2017). For 2017, Zealand expects a continued increase in royalty payments from Sanofi.

No specific guidance on the level of royalties can be provided as Sanofi has not provided any guidance on expected 2017 sales.

Additional revenue of DKK 100 million is expected from event-driven partner-related milestones, of which DKK 70 million was received in January 2017.

Net operating expenses in 2017 are expected to be within the DKK 390-410 million range. The increase compared with 2016 is explained primarily by higher clinical development costs associated with the advancement of glepaglutide and dasiglucagon.

Operating loss before royalty income/expenses is expected to be within the range of DKK 290-310 million.

Listing on the Nasdaq Global Select Market in the U.S.

On August 9, 2017, American Depositary Shares (ADSs) representing Zealand shares started trading on the Nasdaq Global Select Market in the U.S. under the symbol ZEAL. Following full exercise of a 15% overallotment option, total gross proceeds from the offering amounted to DKK 566 million/USD 90 million.

Marketed products

Soliqua® 100/33 and Suliqua® (combination of lixisenatide and Lantus®)

Soliqua® 100/33 was launched in the U.S. by Sanofi on January 4, 2017. Sanofi has communicated steady progress with the rollout and secured additional health plan coverage in the U.S. in the first half of 2017. On July 1, 2017, Sanofi reported 62% commercial access, including Soliqua® 100/33 coverage by United Health.

Suliqua® was approved in January 2017 in the EU by the European Commission, triggering a USD 10 million milestone payment to Zealand. The first EU launch took place in the Netherlands in May 2017.

Adlyxin®/Lyxumia® (lixisenatide, GLP-1 receptor agonist)

Sanofi launched Adlyxin® (lixisenatide) in the U.S. on January 4, 2017.

Clinical pipeline and preclinical partnered programs

Glepaglutide* (GLP-2 analog) for short bowel syndrome

Glepaglutide is a Zealand-invented long-acting GLP-2 analog for short bowel syndrome, for which positive Phase 2 results were reported in June 2017. Further development will be initiated later this year.

Dasiglucagon* (glucagon analog stable in liquid formulation) — rescue pen

Dasiglucagon is a Zealand-invented glucagon analog with a unique stability profile in liquid formulation. The ready-to-use dasiglucagon hypo pen is expected to offer diabetes patients and their families a fast treatment solution for severe hypoglycemia. The first Phase 3 trial with dasiglucagon for the treatment of severe hypoglycemia in diabetes was initiated in July 2017. Further development steps are planned to be initiated later this year.

Dasiglucagon* (glucagon analog stable in liquid formulation) — pump therapy

A next-generation artificial pancreas device containing both insulin and glucagon (dasiglucagon) that could improve control of blood sugar levels, guided by an algorithm developed to avoid the need for patient intervention. Zealand reported positive results from two Phase 2a trials during the second quarter and expects the next development steps to start later this year.

Dasiglucagon* (glucagon analog stable in liquid formulation) — rare diseases

A treatment option for orphan diseases where insulin levels are elevated, such as congenital hyperinsulinism (CHI), covering several congenital disorders caused by gene mutations or neonatal stress during late pregnancy/childbirth. In May 2017, the Committee for Orphan Medicinal Products (COMP) issued a positive opinion on an orphan medicinal product application for Zealand’s glucagon, followed by a similar positive decision from the U.S. FDA in August 2017.

GLP1-GLU dual agonist (diabetes/obesity) in partnership with Boehringer Ingelheim

Boehringer Ingelheim has initiated a Phase 1 trial of the glucagon/GLP-1 dual agonist for once-weekly dosing. The glucagon/GLP-1 dual agonist activates two key gut hormone receptors at the same time and may offer better blood sugar and weight loss control than currently available single-hormone receptor agonist treatments.

Boehringer Ingelheim is funding all research, development and commercialization activities. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and royalties on global sales.

Long-acting amylin analog (diabetes/obesity) in partnership with Boehringer Ingelheim

The Phase 1 trial of the long-acting amylin analog with the potential for once-weekly administration for the treatment of obesity and obesity-related comorbidities was initiated in August 2017. In preclinical studies, Zealand and Boehringer Ingelheim observed that the novel long-acting amylin analog may prevent the development of obesity in preclinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Boehringer Ingelheim is funding all research, development and commercialization activities. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and royalties on global sales.

Elsiglutide for the treatment of chemotherapy-induced diarrhea

In June 2017, Zealand received all rights to elsiglutide for the treatment of chemotherapy-induced diarrhea back from Helsinn. This gives Zealand the opportunity to pursue development within cancer supportive care going forward.

Conference call today at 4 pm CET/10 am EST

Zealand’s management will be hosting a conference call today at 4 pm CET to present the results for the first half of 2017. Participating in the call will be President and Chief Executive Officer Britt Meelby Jensen, Executive Vice President and Chief Financial Officer Mats Blom and Executive Vice President and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

DK standard access	+45 32711658
UK and international	+44 (0) 20 3427 1900
U.S. (free dial-in)	+1 212 444 0481
Passcode	5677547

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/hw2t5jmw, also accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start. A recording of the event will be made available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand (Nasdaq Copenhagen and New York: ZEAL) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand is based in Copenhagen (Glostrup), Denmark.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

(1) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.52 per USD 1.00, which was the rounded official exchange rate of such currencies at June 30, 2017.

(2) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.70 per USD 1.00, which was the rounded official exchange rate of such currencies at June 30, 2016.

(3) Net operating expenses consist of research, development and administrative expenses less other operating income.

(4) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 7.05 per USD 1.00, which was the rounded official exchange rate of such currencies at December 31, 2016.

Key figures for the Group

DKK thousand	Note	1.4-30.6.17	1.4-30.6.16	1.1-30.6.17	1.1-30.6.16	1.1-31.12.16
			Restated (1)		Restated (1)
INCOME STATEMENT AND COMPREHENSIVE INCOME
Revenue		10,802	7,946	88,421	14,686	234,778
Royalty expenses		-1,233	-856	-11,712	-1,764	-31,459
Research and development expenses		-91,449	-76,306	-152,145	-139,957	-268,159
Administrative expenses		-13,169	-19,008	-23,055	-26,531	-52,503
Other operating income		277	212	397	1,065	1,697
Operating result		-94,772	-88,012	-98,094	-152,501	-115,646
Net financial items		-278	-11,040	-24,658	-25,483	-43,764
Result before tax		-95,050	-99,052	-122,752	-177,984	-159,410
Income tax benefit	2	1,375	1,114	2,750	2,235	5,500
Net result for the period		-93,675	-97,938	-120,002	-175,749	-153,910
Comprehensive income/loss for the period		-93,675	-97,938	-120,002	-175,749	-153,910
Earnings/loss per share — basic (DKK)		-3.66	-4.10	-4.69	-7.37	-6.33
Earnings/loss per share — diluted (DKK)		-3.66	-4.10	-4.69	-7.37	-6.33

STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents				302,114	289,363	323,330
Restricted cash	3			6,179	133,804	318,737
Total assets				381,069	477,455	694,626
Share capital (‘000 shares)				26,187	24,534	26,142
Equity				181,527	107,520	278,194
Equity ratio	4			0.48	0.23	0.40
Royalty bond				146,050	311,217	332,243

CASH FLOW
Cash flow from operating activities				-175,017	-21,606	40,904
Cash flow from investing activities				310,572	-114,377	-299,958
Cash flow from financing activities				-171,078	12,483	157,146
Purchase of property, plant and equipment				-2,091	-1,566	-2,600
Free cash flow	5			-177,108	-23,172	38,304

OTHER
Share price (DKK)				130.50	119.50	106.5
Market capitalization (MDKK)	6			3,417	2,932	2,784
Equity per share (DKK)	7			7.08	4.49	11.69
Average number of employees				129	123	124

Notes:

(1) Figures for the period ended June 30, 2016 have been restated due to certain misstatements. See Note 1 to the financial statements.

(2) According to Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in cash relating to the tax loss for 2016. Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2017, of which 2.8 million has been recognized for the period.

(3) Restricted cash serves as collateral for the royalty bond issued in 2014.

(4) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(5) Free cash flow is calculated as cash flow from operating activities less purchase of property, plant and equipment.

(6) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(7) Equity per share is calculated as shareholders equity divided by total number of shares less treasury shares.

Financial review

(Comparative figures for the corresponding period of 2016 are shown in brackets, except for the financial position which expresses the comparative figures at December 31, 2016)

In preparing the financial statements for the first half (“H1”) of 2016, the need for some restatements relating to previous periods was identified (see Note 1 to the condensed consolidated interim financial statements).

Income statement

The net result for the first six months of 2017 was a loss of DKK 120.0 million compared with a loss of DKK 175.7 million for the same period of 2016. The improved result is primarily a consequence of an increase in revenue compared with the same period of 2016, which was partly offset by increased financial expenses.

Revenue

Revenue for the first six months of 2017 amounted to DKK 88.4 million (14.7), of which DKK 10.4 million (13.1) related to royalty revenue on Sanofi’s sales of Lyxumia®/Adlyxin® (lixisenatide) and DKK 6.8 million (0.0) to royalty revenue on Sanofi’s first sales of Soliqua® 100/33.

Milestone revenue amounted to DKK 71.3 million (1.6) and primarily comprised a USD 10 million milestone related to the approval of Suliqua® in the EU in January 2017.

Royalty expenses

Royalty expenses for H1 2017 were DKK 11.7 million (1.8). Royalty expenses are payments by Zealand to third parties based on license payments received for Lyxumia®/Adlyxin® (lixisenatide) and Soliqua® 100/33/Suliqua®.

Research and development expenses

Research and development expenses for H1 2017 amounted to DKK 152.1 million (140.0), which was in line with expectations. The increase of DKK 12.1 million compared with 2016 is due to increased development costs mainly related to the clinical development of dasiglucagon(1) (ZP4207) (both single- and multiple-dose formulations) and of glepaglutide(2) (ZP1848) for short bowel syndrome, as well as preclinical research activities.

Administrative expenses

Administrative expenses for H1 2017 amounted to DKK 23.1 million (26.5). The decrease compared with 2016 is mainly explained by decreased costs of external consultants of DKK 2.0 million.

Other operating income

Other operating income for H1 2017 amounted to DKK 0.4 million (1.1).

Operating loss

The operating result for H1 2017 was a loss of DKK -98.1 million (-152.5).

Net financial items

Net financial items consist of interest expenses on the royalty bond, amortization of costs relating to the royalty bond, interest income, banking fees and adjustments based on changes in exchange rates. Net financial items for H1 2017 amounted to DKK -24.7 million (-25.5) — a decrease of DKK 0.8 million in net financial expenses compared with the same period of 2016. It is the net result of an increase in

(1)  Dasiglucagon is a proposed International Non-proprietary Name (pINN).

(2)  Glepaglutide is a proposed International Non-proprietary Name (pINN).

financial expenses related to the repayment of half of the outstanding royalty bond of USD 50 million in Q1 2017, as described below, a decrease in actual interest expenses in Q2 2017 and a decrease in amortization expenses as a result of the deferral of the expected repayment of the royalty bond in Q2 2017.

Loss before tax

Loss before tax for H1 2017 came to DKK -122.8 million (-178.0).

Income tax benefit

With a negative result in H1 2017 and financial guidance also pointing toward a negative result for the full year, Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2017, of which DKK 2.8 million (2.2) has been recognized for the period.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net loss and comprehensive loss

Net loss and comprehensive loss for H1 2017 amounted to DKK -120.0 million (-175.7).

Equity

Equity stood at DKK 181.5 million (278.2) at the end of the period, corresponding to an equity ratio of 48% (40%).

Capital expenditure

Investments in new laboratory equipment for the period amounted to DKK 2.1 million (1.6).

Royalty bond

In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a standalone product. The bond carries an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide were held as collateral in the form of restricted cash. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, the remaining restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee.

At June 30, 2017, the outstanding royalty bond amounted to nominal USD 25 million (DKK 163 million). In the consolidated statement of financial position, this is reported net of capitalized financing costs, amounting to DKK 146.1 million at June 30, 2017 (332.2), excluding accrued interest expenses, which is reported in other liabilities.

Cash and cash equivalents

At June 30, 2017, Zealand had cash and cash equivalents of DKK 302.1 million (323.3). In addition, DKK 6.2 million (318.7) was held as collateral for the royalty bond. The total cash position including restricted cash at June 30, 2017 was DKK 308.3 million (642.1).

Cash flow

Cash flow from operating activities amounted to DKK -175.0 million (-21.6). Cash flow from investing activities amounted to DKK 310.6 million (-114.4) as a consequence of transferring net DKK 305.1 million from restricted cash as collateral for the royalty bond. Cash flow from financing activities amounted to DKK -171.1 million (12.5) relating to the repayment of half of the outstanding royalty bond. The total cash flow for the first six months of 2017 amounted to DKK -35.5 million (-123.5).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business-related events. Such statements are subject to risks and uncertainties as various factors — some of which are beyond the control of Zealand — may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include general economic and business conditions, e.g. legal issues, scientific and clinical results, and fluctuations in currencies. A more extensive description of risk factors can be found in the Annual Report 2016 under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Executive Management have today considered and adopted the interim report of Zealand Pharma A/S for the period January 1 — June 30, 2017. The interim report has not been audited or reviewed by the Company’s auditor.

The report has been prepared in accordance with IAS 34 as adopted by the EU and additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at June 30, 2017 as well as of the results of the Group’s operations and cash flow for the period January 1 — June 30, 2017.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, August 24, 2017

Executive Management

Britt Meelby Jensen	Mats Peter Blom
President and CEO	Executive Vice President and CFO

Board of Directors

Martin Nicklasson	Rosemary Crane	Catherine Moukheibir
Chairman	Vice Chairman

Alain Munoz	Michael Owen	Hanne Heidenheim Bak

Rasmus Just	Jens Peter Stenvang

Independent auditor’s review report

To the shareholders of Zealand Pharma A/S

Independent auditor’s review report on the condensed consolidated interim financial statements

We have reviewed the condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 — June 30, 2017, pages 12-23, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity as well as notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies. It is also responsible for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, has not been prepared, in all material respects, in accordance with the applicable financial reporting framework. This also requires us to comply with ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures, primarily consisting of making enquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially minor in scope than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies.

Copenhagen, August 24, 2017

Deloitte
Statsautoriseret Revisionspartnerselskab
Company reg. no. 33 96 35 56

Martin Norin Faarborg	Sumit Sudan
State-Authorized Public Accountant	State-Authorized Public Accountant

Condensed consolidated interim financial statements

Condensed consolidated income statements for the three and six-month periods ended June 30, 2017 and 2016 and the 12-month period ended December 31, 2016

DKK thousand	Note	1.4-30.6.17	1.4-30.6.16	1.1-30.6.17	1.1-30.6.16	1.1-31.12.16
			Restated		Restated
Revenue	2	10,802	7,946	88,421	14,686	234,778
Royalty expenses		-1,233	-856	-11,712	-1,764	-31,459
Research and development expenses		-91,449	-76,306	-152,145	-139,957	-268,159
Administrative expenses		-13,169	-19,008	-23,055	-26,531	-52,503
Other operating income		277	212	397	1,065	1,697
Operating loss		-94,772	-88,012	-98,094	-152,501	-115,646

Financial income		456	2,685	1,236	3,482	592
Financial expenses	6	-734	-13,725	-25,894	-28,965	-44,356
Loss before tax		-95,050	-99,052	-122,752	-177,984	-159,410

Income tax benefit		1,375	1,114	2,750	2,235	5,500
Net loss for the period		-93,675	-97,938	-120,002	-175,749	-153,910

Basic loss per share	4	-3.66	-4.10	-4.69	-7.37	-6.33
Diluted loss per share	4	-3.66	-4.10	-4.69	-7.37	-6.33

Condensed consolidated statements of comprehensive income (loss) for the three and six-month periods ended June 30, 2017 and 2016 and the 12-month period ended December 31, 2016

DKK thousand	Note	1.4-30.6.17	1.4-30.6.16	1.1-30.6.17	1.1-30.6.16	1.1-31.12.16

Net loss for the period		-93,675	-97,938	-120,002	-175,749	-153,910
Other comprehensive income		0	0	0	0	0
Comprehensive loss for the period		-93,675	-97,938	-120,002	-175,749	-153,910

Condensed consolidated statement of cash flow for the six-month periods ended June 30, 2017 and 2016

DKK thousand		1.1-30.6.17	1.1-30.6.16
Net loss for the period		-120,002	-175,749
Adjustments for non-cash items		9,758	44,032
Change in working capital		-48,407	118,810
Financial income received		583	272
Financial expenses paid		-16,949	-6,736
Income tax receipt		0	-2,235

Cash flow from operating activities		-175,017	-21,606

Transfer to restricted cash related to the royalty bond	6	-60,675	-115,945
Transfer from restricted cash related to the royalty bond	6	365,795	0
Transfer from restricted cash for royalty bond interest payments		7,438	3,134
Change in deposit		-15	0
Purchase of property, plant and equipment		-2,091	-1,566
Sale of fixed assets		120	0
Cash flow from investing activities		310,572	-114,377

Proceeds from issue of shares related to exercise of warrants		3,887	12,483
Repayment of royalty bond	6	-174,965	0
Cash flow from financing activities		-171,078	12,483

Decrease/increase in cash and cash equivalents		-35,523	-123,500
Cash and cash equivalents at beginning of period		323,330	418,796
Exchange rate adjustments		14,307	-5,933
Cash and cash equivalents at end of period		302,114	289,363

Condensed consolidated statement of financial position as of June 30, 2017 and December 31, 2016

DKK thousand	Note	30.6.17	31.12.16
ASSETS

Non-current assets
Plant and machinery		11,885	12,081
Other fixtures and fittings, tools and equipment		1,157	1,154
Leasehold improvements		343	408
Restricted cash		0	305,120
Deposits		2,705	2,690
Total non-current assets		16,090	321,453

Current assets
Trade receivables		18,867	11,510
Prepaid expenses		25,455	13,837
Income tax receivable		8,250	5,500
Other receivables		4,114	5,379
Restricted cash		6,179	13,617
Cash and cash equivalents	5	302,114	323,330
Total current assets		364,979	373,173

Total assets		381,069	694,626

EQUITY AND LIABILITIES
Share capital	3	26,187	26,142
Share premium		1,464,553	1,441,263
Retained losses		-1,309,213	-1,189,211
Equity		181,527	278,194

Royalty bond	6	142,397	328,878
Non-current liabilities		142,397	328,878

Trade payables		23,200	19,739
Royalty bond	6	3,653	3,365
Other liabilities		30,292	64,450
Current liabilities		57,145	87,554

Total liabilities		199,542	416,432

Total equity and liabilities		381,069	694,626

Condensed consolidated statement of changes in equity at June 30, 2017 and 2016

	Share	Share	Retained
DKK thousand	capital	premium	earnings	Total
Equity at January 1, 2016	24,353	1,263,179	-1,035,301	252,231
Comprehensive loss for the period
Net loss for the period			-175,749	-175,749
Warrant compensation expenses		18,554		18,554
Capital increase	181	12,303		12,484
Equity at June 30, 2016	24,534	1,294,036	-1,211,050	107,520

Equity at January 1, 2017	26,142	1,441,263	-1,189,211	278,194
Comprehensive loss for the period
Net loss for the period			-120,002	-120,002
Warrant compensation expenses		19,448		19,448
Capital increase	45	3,842		3,887
Equity at June 30, 2017	26,187	1,464,553	-1,309,213	181,527

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen.

The condensed consolidated interim financial statements are presented in Danish kroner (DKK), which is the functional currency of the parent company.

The interim report has not been audited or reviewed by the Company’s auditor.

Accounting policies

The condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (IFRS) as approved by the EU. The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual Report for the year ended December 31, 2016. No new IFRS or IFRS Interpretation Committee (IFRIC) interpretations effective for this financial year have had a material impact on the Company’s financial statements.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, the Management of the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and assessments related to revenue recognition and employee incentive programs, please see Note 1 in the Annual Report 2016.

No significant changes have been made in accounting estimates and assessments in the period January 1 — June 30, 2017.

Restatement

A few adjustments have been made to the condensed consolidated statement of comprehensive income (loss) related to the correction of the allocation of overhead costs based on the number of employees in various areas such as Research, Development and Administration. Previously, the allocation was based on the total salary in the respective areas. Furthermore, Financial income and Financial expenses have been restated to be presented gross.

The table below reflects the individual lines in the condensed consolidated statement of comprehensive income (loss) impacted by the restatements.

Condensed consolidated statement of comprehensive income (loss) for the three-month period ended June 30, 2016

DKK thousand	As originally reported, June 30, 2016	Restatement	Amount as adjusted, June 30, 2016
Revenue	7,946	0	7,946
Royalty expenses	-856	0	-856
Research and development expenses	-74,514	-1,792	-76,306
Administrative expenses	-20,800	1,792	-19,008
Other operating income	212	0	212
Operating loss	-88,012	0	-88,012

Financial income	2,685	0	2,685
Financial expenses	-13,725	0	-13,725
Loss before tax	-99,052	0	-99,052

Income tax benefit	1,114	0	1,114
Net loss for the period	-97,938	0	-97,938

Loss per share — basic (DKK)	-4.10	0.00	-4.10
Loss per share — diluted (DKK)	-4.10	0.00	-4.10

Statement of comprehensive loss

DKK thousand
Net loss for the period	-97,938	0	-97,938
Other comprehensive income (loss)	0	0	0
Net loss for the period	-97,938	0	-97,938

Condensed consolidated statement of comprehensive income (loss) for the six-month period ended June 30, 2016

DKK thousand	As originally reported, June 30, 2016	Restatement	Amount as adjusted, June 30, 2016
Revenue	14,686	0	14,686
Royalty expenses	-1,764	0	-1,764
Research and development expenses	-137,683	-2,274	-139,957
Administrative expenses	-28,805	2,274	-26,531
Other operating income	1,065		1,065
Operating loss	-152,501	0	-152,501

Financial income	284	3,198	3,482
Financial expenses	-25,767	-3,198	-28,965
Loss before tax	-177,984	0	-177,984

Income tax benefit	2,235		2,235
Net loss for the period	-175,749	0	-175,749

Loss per share - basic (DKK)	-7.37	0.00	-7.37
Loss per share - diluted (DKK)	-7.37	0.00	-7.37

Statement of comprehensive loss

DKK thousand
Net loss for the period	-175,749	0	-175,749
Other comprehensive income (loss)	0	0	0
Net loss for the period	-175,749	0	-175,749

Note 2 — Revenue

DKK thousand	1.4-30.6.17	1.4-30.6.16	1.1-30.6.17	1.1-30.6.16	1.1-31.12.16

Sanofi-Aventis Deutschland GmbH	0	0	69,603	0	208,692
Helsinn Healthcare S.A.	0	0	0	0	112
Protagonist Therapeutics, Inc.	1,662	1,636	1,662	1,636	1,636
Total license and milestone revenue	1,662	1,636	71,265	1,636	210,440

Sanofi-Aventis Deutschland GmbH	9,140	6,310	17,156	13,050	24,338
Total royalty income	9,140	6,310	17,156	13,050	24,338
Total revenue	10,802	7,946	88,421	14,686	234,778

Milestone revenue amounted to DKK 71.3 million (1.6) and primarily consisted of a USD 10 million milestone from Sanofi related to the approval of Suliqua® in the EU in January 2017.

Out of the total royalty income of DKK 17.2 million (13.1), DKK 10.4 million (13.1) related to royalty revenue on Sanofi’s sales of Lyxumia®/Adlyxin® (lixisenatide) and DKK 6.8 million (0.0) to royalty revenue on Sanofi’s first sales of Soliqua® 100/33.

Note 3 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

No. of shares
Share capital at January 1, 2016	24,352,769
Capital increase on March 30, 2016	46,613
Capital increase on April 14, 2016	50,453
Capital increase on May 26, 2016	43,071
Capital increase on June 16, 2016	41,269
Share capital at June 30, 2016	24,534,175

Share capital at January 1, 2017	26,142,365
Capital increase on March 23, 2017	9,500
Capital increase on April 13, 2017	22,000
Capital increase on May 30, 2017	5,000
Capital increase on June 15, 2017	8,537
Share capital at June 30, 2017	26,187,402

Note 4 — Loss per share

The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

DKK thousand	1.4-30.6.17	1.4-30.6.16	1.1-30.6.17	1.1-30.6.16	1.1-31.12.16

Net loss for the period	-93,675	-97,938	-120,002	-175,749	-153,910
Net loss used in the calculation of basic and diluted loss per share	-93,675	-97,938	-120,002	-175,749	-153,910

Weighted average number of ordinary shares	26,174,223	24,466,469	26,158,854	24,410,131	24,873,940
Weighted average number of treasury shares	-564,223	-564,223	-564,223	-564,223	-564,223
Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	25,610,000	23,902,246	25,594,631	23,845,908	24,309,717

Basic loss per share (DKK)	-3.66	-4.10	-4.69	-7.37	-6.33

Diluted loss per share (DKK)	-3.66	-4.10	-4.69	-7.37	-6.33

The following potential ordinary shares are antidilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of calculating the diluted loss per share:

Potential ordinary shares excluded due to antidilutive effect related to:

	June 30, 2017	June 30, 2016	Dec. 31, 2016

Outstanding warrants under the 2010 Employee incentive program	677,342	861,598	728,629
Outstanding warrants under the 2015 Employee incentive program	1,438,326	905,250	942,250
Total outstanding warrants that are anti-dilutive	2,115,668	1,766,848	1,670,879

Note 5 — Cash and cash equivalents

DKK thousand	June 30, 2017	Dec. 31, 2016

DKK	17,642	16,609
USD	174,235	214,915
EUR	110,237	91,806
Total cash and cash equivalents	302,114	323,330

At June 30, 2017, Zealand had cash and cash equivalents of DKK 302.1 million (December 31, 2016: DKK 323.3 million). In addition, DKK 6.2 million (December 31, 2016: DKK 318.8 million) is held as collateral for the royalty bond. The total cash position, including restricted cash, at June 30, 2017 is DKK 308.3 million (December 31, 2016: DKK 642.1 million).

Note 6 — Royalty bond

In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a standalone product. The bond carries an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide have been held as collateral in the form of restricted cash. In February 2017, USD 8.7 million (DKK 60.7 million) was transferred to the restricted cash account following receipt of the USD 10 million milestone payment from Sanofi related to the approval of Suliqua® in the EU. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, the remaining restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee. The maturity date of the royalty bond was also changed from March 15, 2026 to March 15, 2021.

As a consequence of the repayment of the royalty bond, the carrying amount of the royalty bond was adjusted. This resulted in a loss of DKK 11.2 million, which was recognized in the condensed consolidated income statement for the three-month period ended March 31, 2017 in net financial items. Furthermore, a fee of DKK 5.2 million was paid due to the repayment and amendment of the financing agreement. DKK 3.5 million of this fee has been capitalized, and DKK 1.7 million was recognized in the condensed consolidated income statement for the three-month period ended March 31, 2017 in net financial items.

At June 30, 2017, the outstanding royalty bond amounted to nominal USD 25 million (DKK 163 million). As a consequence of the deferral of the expected repayment of the royalty bond at June 30, 2017, the carrying amount of the royalty bond was adjusted again. This had a positive impact on net financial items of DKK 6.5 million, which was recognized in the condensed consolidated income statement for the three-month period ended June 30, 2017.

In the consolidated statements of financial position, this is reported net of capitalized financing costs amounting to DKK 146.1 million at June 30, 2017 (332.2), excluding accrued interest expenses, which is reported in other liabilities.

For further information regarding the royalty bond, please see Note 19 in the Annual Report 2016.

Note 7 — Financial instruments

At June 30, 2017 and December 31, 2016, there were no financial instruments carried at fair value.

Except as detailed in the following table with respect to the royalty bond, at June 30, 2017 and December 31, 2016, the carrying amount of financial assets and financial liabilities approximated the fair value.

	June 30, 2017		Dec. 31, 2016
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value

Royalty bond	146,050	195,945	332,243	356,626

Note 8 — Warrant programs

On April 6, 2017, Zealand granted 517,392 new warrants to Executive Management, other members of Senior Management and employees. The warrants give the holders the right to subscribe for 517,392 new Zealand shares with a nominal value of DKK 1 each, corresponding to 2.0% of the Company’s total outstanding share capital. The exercise price is fixed at DKK 135.30, reflecting the closing price of Zealand’s shares on Nasdaq Copenhagen on April 5, 2017 plus 10%.

The total number of new warrants granted has a combined market value of DKK 21.7 million calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 43.6%, a five-year historic risk-free interest rate of -0.24% and a share price of DKK 123.00.

The exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

Warrants expire automatically after five years. Warrants are considered vested at grant date and may be exercised after three years. The exercise of the warrants may take place four times a year during a four-week period starting from the time of the publication of Zealand’s annual report or quarterly or semi-annual reports.

The Board of Directors became aware that 14,566 warrants issued to the Chief Executive Officer of the Company on April 5, 2016 was an invalid issuance of warrants contrary to the Company’s guidelines regarding incentive pay. As a result, the Board of Directors has canceled these warrants amounting to DKK 0.6 million, which was reversed in the condensed consolidated income statement for the three-month period ended June 30, 2017.

Effect on income statement

For the six-month periods ended June 30, 2017 and 2016, the fair value of warrants recognized in the income statement amounted to DKK 19.5 million (18.6), of which DKK 5.7 million (5.6) related to the Executive Management.

DKK thousand	1.1-30.6.17	1.1-30.6.16

Research and development expenses	12,261	10,401
Administrative expenses	7,190	8,153
Total	19,451	18,554

Note 9 — Significant events after the end of the reporting period

On August 9, 2017, American Depositary Shares (ADSs) representing Zealand shares started trading on the Nasdaq Global Select Market in the United States under the symbol ZEAL.

On August 14, 2017, Zealand registered a capital increase of 4,375,000 new shares and completed its initial public offering of American Depositary Shares on the Nasdaq Global Select Market in the United States. Following full exercise of a 15% overallotment option, an additional 156,250 new shares were issued on August 15, 2017. In addition, 500,000 treasury shares were sold. Total gross proceeds of the offering amounted to DKK 566.4 million.

Zealand has invoiced Boehringer Ingelheim EUR 4 million in milestone payments related to the initiation of a Phase 1 trial of the long-acting amylin analog with the potential for once-weekly administration for the treatment of obesity and obesity-related comorbidities.

Except as noted above, no other significant events have occurred after the end of the reporting period.